Exhibit 99.1

Zhongchao Inc. Develops Live Interactive Courses Promoting the Global Initiative for Chronic Obstructive Lung Disease

Shanghai, China, Aug. 11, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that it has partnered with the China Association of Health Promotion and Education (the “CAHPE”) on developing live interactive programs/courses (the “Project”) to promote and implement the Global Initiative for Chronic Obstructive Lung Disease (the “GOLD”) in China. Some of the programs/courses are currently available on the Company’s “MDMOOC” platform at www.mdmooc.org.

Launched in 1997 in collaboration with the National Heart, Lung, and Blood Institute of U.S. National Institutes of Health and the World Health Organization, GOLD is a global initiative to raise awareness of chronic obstructive pulmonary disease (“COPD”) and to improve prevention and treatment of this lung disease for patients around the world. GOLD’s primary objectives include: i) Recommend effective COPD management and prevention strategies for use in all countries; ii) Increase awareness of the medical community, public health officials and the general public that COPD is a public health problem; iii) Decrease morbidity and mortality from COPD through implementation and evaluation of effective programs for diagnosis and management; iv) Promote study into reasons for increasing prevalence of COPD including relationship with environment; and v) Implement effective programs to prevent COPD.

The Project decomposes the guidelines covered in the latest GOLD Report (2020 Edition) and converts them into scene-based, live interactive programs/courses. These programs/courses are available in diverse forms, including articles, case studies, video demos, interactive graphics, prescription simulations, expert interviews and academic salons, and offer a convenient and effective way for medical workers to better apply the latest GOLD guidelines to their clinical practices.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “For more than two decades, the GOLD has been offering practical guidelines for health care professionals and public health officials around the world in coping with COPD. The Project is a result of the close collaboration between Zhongchao and CAHPE along with the deep involvement of many subject experts. We believe the Project offers medical workers in China an effective way to keep abreast of the latest developments in COPD, help improve their clinical practice capabilities and eventually benefit COPD patients.”

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692